Gary R. Henrie
Attorney at Law
486 W. 1360 N. Telephone:  801-310-1419
American Fork, UT  84003 E-mail:  grhlaw@hotmail.com

June 5, 2015

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Jay E. Ingram
Legal Branch Chief
Division of Corporation Finance
Washington, D.C. 20549-4631

Re:           New Fuel Systems Inc.
Amendment 1 to Registration Statement on Form F-1
Filed April 27, 2015
File No. 333-202030

Dear Mr. Ingram:

As securities counsel to New Fuel Systems Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated May 8, 2015, regarding the Company’s Amendment 1 to the Registration Statement on Form F-1.  Each comment is reproduced below in bold italics and followed by the Company’s response.

Registration Statement’s Facing Page

1.	Since the securities being registered are to be offered in reliance on Rule 415 under the Securities Act, please check the Rule 415 box.

Response:  The Rule 415 box is now checked.

General

2.      We note this added disclosure in Note 1 to the financial statements:  “The ability of the Company to carry out its business objectives [is] dependent on the Company’s ability …to identify, evaluate and negotiate an acquisition of, a participation in, or an investment of an interest…”  This and other disclosures throughout the registration statement suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act.  Please revise the registration statement to comply with Rule 419.  Additionally, revise the risk factors section and the “Plan of Operation” subsection on page 13 to include a discussion of the cited information in Note 1 to the financial statements.

Response:  Upon further review, the language in Note 1 was an incomplete sentence and was not meant to suggest that the only possible means for the Company to be successful was through the acquisition of another business or company.  The language has been rewritten by our auditors.  We have responded to comment 2 by discussing the new language and the implications thereof in the Plan of Operation and in a risk factor.  We feel our Company does not fall within the purpose or spirit of Rule 419 in that we have a highly developed business plan that we intend to develop and we have no intention nor have we stated an intention to seek out another company or business for acquisition.

Our Business, page 6; Company Background, page 21

3.      Refer to comment 10 in our letter dated March 10, 2015.  Please disclose here that your two subsidiaries have been inactive since incorporation.

Response: Disclosure added in the first paragraph under “Company Background”.

Plan of Operations, page 13

4.      Refer to comments 8 and 9 in our letter dated March 10, 2015.  Please expand the disclosure on the special private placement agreement filed as exhibit 10.1 to the registration statement to summarize its principal provisions, including:\

•	The name of the purchaser as specified in the agreement’s preamble.

•	The three year term or duration of the commitment period as specified in section 2.1(b) of the agreement.

•	The limitation on the purchaser’s obligation to subscribe for shares as specified in section 2.1(d) of the agreement.

•
The ability of the purchaser to terminate the agreement if you issue or sell any equity securities or securities convertible into or exchangeable for equity securities or enter into any other equity financing facility during the commitment period as specified in section 8(a)(iv) of the agreement.

Additionally, please provide appropriate risk factor disclosure relating to the provisions noted above in the third and fourth bullet points.

Response:  Agreement summary is now included under “Plan of Operations” and a new risk factor has been added relevant to the Special Private Placement agreement.

Business Strategy, page 21

5.      Notwithstanding the representation made in response to comment 14 in our March 10, 2015 letter that you deleted the reference to “several outlets of plastic supply” because no contracts have been signed, you did not delete the reference.  Please revise.

Response:  Applicable language has now been deleted.

6.      In footnote (1) on page 22, please identify the manufacturers of the plastic to oil technology that you intend to purchase for the operation of your plants.

Response: In response to staff comment 6 we have the following explanation and request the staff’s understanding on this matter.  We have worked for several years and at considerable expense getting the Company to where it is ready to build its first commercial grade plant.  The one item left before we can proceed is to obtain the necessary financing.  This registration is a part of the process to obtain that financing.

We believe we have identified a significant financial opportunity in North America and even elsewhere in the world.  However, our business opportunity lies primarily in our being the first plastics processing plant to become operational in various places.  We don’t have any proprietary information protected by patents, etc. that can protect the value of our business opportunity.  The only proprietary information we have is who we are purchasing the technology and equipment from.

Once we obtain our funding we can move fast.  However, if we must disclose all of our information including where we are purchasing the technology and equipment, someone with ready funding could beat us out time wise and take our work product.

We have researched all plastics-to-oil technologies that are being used world-wide where the information is available and where we could locate it.  We have identified a source in Japan that we believe is best.  A representative from Japan has visited us twice during the past four years.  We have purchased a small proto type plastics to oil machine from this Japanese company.  With this machine we have been converting plastics to oil for some time to make sure its works on the raw products we have available.  We would rather keep that part of our preparation secret and not give potential competitors a turn-key opportunity that has taken us years to figure out.  Also, see our response to comment 13.

Economics, page 23

7.      Refer to comment 12 in our letter dated March 10, 2015.  Please provide further support for the statement in the first paragraph that “plastic-to-fuel is competitive to traditionally-derived fuel, even if the price of crude oil drops.”

Response:  Upon further review, this statement cannot be supported in all cases depending on how far the price of crude dropped.  Accordingly, the statement has been removed.

8.      Refer to comment 16 in our letter dated March 10, 2015.  Please revise the disclosure in the fourth paragraph to change “letter of engagement” to “letter of intent” to conform to the caption of exhibit 10.2 in the exhibit table.  Additionally, please clarify what the binding status of the letter of intent is under applicable law.

Response:  Disclosure in the fourth paragraph has been edited to address comment 8.

Plastic Market Assessments, page 25

9.      It appears that you rounded some data in the revised table.  If true, so indicate.

Response:  Provided disclosure in table heading.

10.      Refer to comment 11 in our letter dated March 10, 2015.  You continue to suggest or imply that you are a fully operational company rather than a development stage company.  For example, note the statements that “Out of these difficult to recycle plastics…all can be processed with ease in the New Fuel Systems’ ‘plastic to oil’ plant,” and “New Fuel Systems plants strategically placed close to these facilities significantly reduces space required to handle recyclable material as well as saving significant landfill space.”  Please ensure that you convey adequately your status as a development stage company rather than as a fully operational company throughout the entire registration statement, particularly in the business section.

Response:  We have edited the registration statement with a view to ensuring that the reader knows we are not a fully operational company until we raise additional money and commence construction of our first plastics to fuel processing plant.

11.      Refer to comment 19 in our letter dated March 10, 2015.  You continue to indicate that several plastic brokers exist in your initial target market that would be “able and willing” to direct plastic waste to you.  Please clarify whether you have entered into any agreements with those brokers, and, if so, advise what consideration you have given to filing the agreements as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

Response:  We have now removed the applicable language and apologize for our prior oversight.

Competition, page 29

12.      Refer to comment 20 in our letter dated March 10, 2015.  Revised disclosure indicates that you intend to market your product also to industries that consume high volumes of oil and/or diesel.  Clarify whether your product will require additional refining to market it to industries that consume high volumes of oil and/or diesel.

Response:  Revised disclosure clarified in the second paragraph under the section entitled “Competition”.

Intellectual Property, page 29

13.      Refer to comment 21 in our letter dated March 10, 2015.  Revised disclosure indicates that you determined that a pilot plant is necessary to determine whether the technology is commercially viable in your market place.  Clarify whether you have conducted an economic feasibility analysis for your pilot plant and business.

Response:  In response to comment 13 we added a third paragraph to the section titled “Intellectual Property”.

Related Party Transaction, page 29; Properties, page 29; Executive Compensation, page 33

14.      Disclosures on page 29 that you pay Hartlin Management Services a management fee of $8,000 per month and rent of $1,100 per month are inconsistent with disclosure on page 33 that you pay Hartlin Management Services $8,000 per month for rent and management services.  Please reconcile the disclosures.

Response:  Disclosure reconciled by modifying the disclosure on page 33 to match the disclosure on page 29.

Employees, page 29; Management, page 30

15.      Disclosure on page 29 that you have a chief executive officer and a chief financial officer and have no other employees appears inconsistent with disclosure on page 30 that you have also an administrative manager, a vice president, marketing/operations, and a vice president, corporate communications.  Please reconcile the disclosures.  As appropriate, revise also the biographical paragraphs of those three individuals.

Response:  Edits made to sections entitled “Employees” and “Management” to clarify inconsistencies.

Management, page 30

16.      Please disclose in the biographical paragraph of Mr. Douglas R. Myrdal the date on which he was appointed your chief financial officer.  We note the response to comment 25 in our March 10, 2015 letter.

Response:  Disclosure added.

Executive Compensation, page 33

17.      Revise the paragraph before the summary compensation table to indicate that the table reflects compensation for the years ended December 31, 2014, 2013, and 2012.

Response:  Paragraph revised.

18.      By footnote or otherwise, disclose the date on which Ms. Karen Hartlin resigned as your chief financial officer.  We note the response to comment 25 in our letter dated March 10, 2015.

Response:  Information added by footnote.

Voting Securities and Principal Holders, page 33

19.      It appears that footnote (4) to the table should include footnote (6).  Please revise.

Response:  Footnote (4) has been revised.

Selling Stockholders, page 34

20.      Please refer to comment 33 in our letter dated March 10, 2015 letter and disclose the date or dates on which each selling stockholder acquired the shares of common stock being offered for resale.

Response:  The requested dates have been added.

21.      Footnote (1) to the table indicates that the selling stockholders are controlled by an executive officer, Ms. Karen Hartlin.  Since Ms. Hartlin resigned as your chief financial officer on April 13, 2015, it is unclear whether she remains an executive officer.  Please revise or advise.

Response:  We advise supplementally that Ms. Hartlin remains an executive officer of the Company as its Secretary/Treasurer.

22.      It is unclear to which selling stockholder footnote (21) to the table relates.  Please revise.

Response:  The footnote (21) reference is in the column that indicates Pranin Organic Inc. is controlled by a director.  This is consistent with how we have identified other directors that control particular selling shareholders.

Exhibit 10.1

23.      It does not appear as though you filed the attachments to the exhibit.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) for excluding attachments to an exhibit.  Please refile the exhibit with all attachments.

Response:  Attachments to the exhibit are now included.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie
Securities Counsel to the Company